Mail Stop 3561

October 19, 2007

Barry J. Gordon, Chief Executive Officer
North Shore Acquisition Corp.
175 Great Neck Road, Suite 204
Great Neck, NY 11201-3313

> **Re:** **North Shore Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Amendment No. 1 Filed September 20, 2007**
> **File No. 333-145278**

Dear Mr. Gordon:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Prospectus Summary, page 1

1. We note your response to comment 5 in our letter dated September 6, 2007. However, your Prospectus Summary section is still too long and continues to repeat much of the information fully discussed in the body of your document. Again, the summary section is only intended to provide a brief snapshot of the offering. Please revise.

2. We note your response to comment 6 in our letter dated September 6, 2007. You state that you will not acquire an entity with which your management "has had acquisition or investment discussions through their other business activities." Nevertheless, please tell us whether your management members are aware of any possibilities in their separate capacities that they may direct to you. Again, considering you are selling your plan to acquire a business and nothing more, your initial shareholders knowledge and intentions in taking part in this company are material to the public's understanding of your company. Please

revise to disclose the intentions and all material knowledge in this document of your initial shareholders and management members.

3. We note your response to comment 11 in our letter dated September 6, 2007. In that comment, we requested that you clarify that no distributions may be made from your stockholders' trust account until provisions for the payment of your creditors has first been made in accordance with the applicable provisions of the DGCL. In this regard, you responded that the following disclosure on pages 11 and 44 of your document satisfies our comment: "Accordingly, we would be required to provide for any creditors known to us at that time as well as provide for any claims that we believe could potentially be brought against us within the subsequent 10 years prior to distributing the funds held in the trust to our public stockholders." Please revise your disclosure, at least on page 11, to state in plain English that you will not make any distributions to your shareholders from the trust account unless and until you have reserved sufficient funds to satisfy any current claims or any other claims that you believe could be brought against you in the next 10 years.

Summary Financial Data, page 14

4. We reviewed your response to comment 12 in our letter dated September 6, 2007 and the revisions to your disclosure. Please explain to us why it is appropriate to include funds held in trust that will not be made available to you to fund expenses and other working capital requirements in the "as adjusted" working capital amount. Since the funds will be used to consummate a business combination and pay deferred underwriter fees classified as a non-current liability or returned to shareholders it appears that a non-current classification would be appropriate. See Chapter 3 of ARB 43.

Risk Factors, page 15

5. We note your response to comment 16 in our letter dated September 6, 2007. We continue to believe that further revision is needed to place your riskfactors in context and to avoid repetition. As an example, the last risk factor on page 23 appears to be similar to information presented in the first risk factor on page 16. We also note the deletion of your previous risk factor relating to a business combination with a company located outside of the United States. Please advise.

6. Further, we continue to believe some of your risk factors should be separated into multiple risk factors, such as the last risk factor on page 17 and the second risk factor on page 22. Please revise.

If we are forced to liquidate before a business combination and distribute the…, page 15

    7. We note your response to comment 17 in our letter dated September 6, 2007. Please include your response and define the "short period of time" as well as the circumstances whereby shareholders would receive at least $8.00 per share.

Our existing stockholders, including our officers and directors, control…page 24

    8. Please indicate whether the existing stockholders intend to purchase shares in the offering and also indicate that the stated ownership percentage does not include their insider warrants.

Sources of Target Businesses, page 37

    9. We note your responses to comments 27 and 38 in our letter dated September 6, 2007. We believe your current activity of seeking to effect a business combination is an industry and that you are in competition with numerous other companies with similar business plans as stated in your risk factor on page 16. Please provide the requested disclosures.

    10. We note your response to comment 28 in our letter dated September 6, 2007. Please further revise to indicate under what circumstances you would pay a finders fee on an uncompleted transaction and furnish the previously requested information. Further, please clearly state your plans and intentions with regard to the finders fee and not simply state what is "customary".

Liquidation if No Business Combination, page 42

    11. We note your response to comment 36 in our letter dated September 6, 2007. On page 44, however, the disclosure only indicates you are obligated to seek such waivers. Please provide the previously requested information.

Principal Stockholders, page 56

    12. We note your response to comment 42 in our letter dated September 6, 2007. Please indicate whether these sales or transfers will be required to be registered.

Certain Transactions, page 56

    13. We note your response to comment 43 in our letter dated September 6, 2007. We were not referring solely to the per share price. Please revise to indicate how you determined the sale price. If it was arbitrary, so state.

Financial Statements, page F-1

Note E – Commitments, page F-10

14. We reviewed your response to comment 49 in our letter dated September 6, 2007 and the revisions to your disclosure. As previously requested, please disclose all significant terms of the option, including those related to exercisability and expiration.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sarah Goldberg, Staff Accountant, at (202) 551-3340 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:　　David Alan Miller, Esq.
　　　Graubard Miller
　　　Via Facsimile